082-01072

To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

RECEIVED
2007 MAY -1 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Standard (Monday, 16 April 2007)

07023014

SUPPL

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces the resignation of Mr. Ho Ting Kwan ("Mr. Ho") as Director and a Member of the Audit Committee of the Board of Directors of the Company, effective from 13 April 2007.

Mr. Ho resigned as Director of the Company in pursuit of his career development. Mr. Ho has confirmed that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Ho, who joined the Company as Assistant Accountant in 1968, was promoted to Group General Manager of the Company in 2002. Mr. Ho was appointed as Director and a Member of the Audit Committee of the Board of Directors in June 2003 and in February 2006 respectively. The resignation of Mr. Ho will reduce the number of members of the Audit Committee of the Company to two, which is non-compliant with Rule 3.21 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited ("Listing Rules"). In the meantime, the Board is in the process to identify a suitably qualified candidate to fill the vacancy left by Mr. Ho and to meet the requirement as set out in Rule 3.21.

The Board expresses its appreciation of Mr. Ho's valuable contributions to the Board and the Company over the years.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 13 April 2007

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Sir Run Run Shaw, *G.B.M.* *(Executive Chairman)* Dr. Norman Leung Nai Pang, *G.B.S., LL.D., J.P.* *(Executive Deputy Chairman)* Mona Fong *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. Chow Yei Ching, *G.B.S.* Christina Lee Look Ngan Kwan Kevin Lo Chung Ping
Independent Non-executive Directors:	Edward Cheng Wai Sun, *J.P.* Chien Lee Dr. Li Dak Sum, *DSSc. (Hon.), J.P.* Robert Sze Tsai To
Alternate Director:	Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

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